Guitar Center Holdings, Inc.

Guitar Center, Inc.

5795 Lindero Canyon Road

Westlake Village, CA 91362

November 26, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Washington, D. C. 20549

Via EDGAR Submission

Re:                             Guitar Center Holdings, Inc.

Guitar Center, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 26, 2013

File Nos. 333-175270-07 and 0-22207

Dear Ms. Thompson:

This letter is being transmitted on behalf of Guitar Center Holdings, Inc. and Guitar Center, Inc. (“Holdings” and “Guitar Center”, respectively, or collectively the “Registrants,” the “Companies,” “we,” “our” or “us”) in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated November 12, 2013, with respect to the Companies’ annual report on Form 10-K for the fiscal year ended December 31, 2012.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which are reproduced in italics in this response letter for the Staff’s convenience.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2012 compared to 2011, page 34

1.              We note net sales from your Guitar Center segment increased 4.3% to $1.596 billion in 2012 from $1.530 billion in 2011. We also read your disclosure that comparable retail store sales increased 0.9%, or $12.6 million, and sales from your Guitar Center website decreased 1.2%, or $1.1 million. Please consider disclosing the total amount of online sales from the Guitar Center website. Alternatively, explain to us why such information would not be beneficial to the users of your financial statements.

Response: We respectfully advise the Staff that we believe separate disclosure of online sales from the Guitar Center website does not provide meaningful information to users of our financial statements.  Online sales from the Guitar Center website represented approximately 6% of net sales from the Guitar Center segment in each of fiscal 2012 and fiscal 2011.

We believe the separate disclosure of sales growth by channel provides more useful information about where our growth and branding strategies are having the greatest impact.

We respectfully advise the Staff that aggregating online and retail sales is consistent with the way the Guitar Center business is managed and we believe this is consistent with the objective of providing management’s view of the segments’ performance in MD&A. In addition, we have developed multi-channel selling capabilities for the Guitar Center brand that enable customers to seamlessly transact through any combination of online and brick-and-mortar channels, blurring the distinction between online and retail store sales.  These multi-channel capabilities include the ability to order online and have merchandise shipped from our fulfillment center to the customer’s home or a local retail store for pickup, the ability to order online and return merchandise to a retail store, the ability to special order merchandise online at a retail store for shipment from our fulfillment center and the ability to order online and have merchandise shipped from any of our retail stores. We believe that these factors decrease the usefulness and importance of separately disclosing Guitar Center’s online sales.

Critical accounting estimates, page 47

2.              Given the material amount of goodwill on your balance sheet and recent goodwill impairment charges, please consider the following guidance when preparing your future filings. Please clearly indicate within your Critical Accounting Estimates how you determine your reporting units for purposes of goodwill impairment testing and disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If you believe no reporting units are at risk or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment.

Response: We will, in future filings, provide greater detail about the determination of reporting units within the discussion of Critical Accounting Estimates, in response to the Staff’s comment. We will also include, in future filings, disclosure if we believe no reporting units are at risk of failing step one of the goodwill impairment test or if we believe a material impairment charge is unlikely even if a reporting unit failed step one of the goodwill impairment test.

We respectfully advise the Staff that our quarterly report on Form 10-Q for the period ended June 30, 2013 included disclosure on pages 28 and 29 that the Guitar Center reporting unit was at risk of failing step one of the goodwill impairment test.

During the fiscal quarter ended September 30, 2013, we recorded an estimated impairment charge of $360.1 million related to the Guitar Center reporting unit. We disclosed the facts and circumstances that gave rise to the impairment charge on pages 28 and 29 of our quarterly report on Form 10-Q for the same period. We expect to complete Step 2 of the goodwill impairment test during our fourth fiscal quarter and will revise, if necessary, the estimated goodwill impairment charge.

Item 8. Consolidated Financial Statements and Supplementary Data

1. Nature of Business and Significant Accounting Policies

Merchandise Advances / Gift Cards, page F-17

3.              Please tell us how you determined that it was appropriate to classify gift card breakage as a reduction of cost of goods sold. Please tell us and, if material, disclose the amount of breakage recognized during the periods presented.

Response: We respectfully advise the Staff that we understand that there is diversity in practice among retailers with respect to the classification of gift card breakage. We considered several factors in concluding that classifying gift card breakage as a reduction of cost of goods sold was appropriate. In particular, we believe that recording gift card breakage as revenue could give the appearance of higher selling prices, thereby artificially inflating net sales and related operational measures, such as comparable store sales. We do not consider a customer’s non-redemption of a gift card to be an earnings process. In addition, we believe the recognition of gift card breakage is consistent with the principles of rational allocation methods used for other costs, such as freight and shrink expense, that are included in cost of goods sold.

We advise the Staff that breakage recognized during fiscal 2012 was approximately $965,000. We do not consider this amount to be material to our consolidated financial statements.

2. Goodwill and Intangible Assets

Other intangible assets, page F-23

4.              We note that you amortize customer relationships over a weighted-average useful life of thirteen years. Explain to us why you believe this useful life is appropriate and, in doing so, tell us the methodology used to determine the range.

Response: We maintain detailed sales records for each customer in our databases. Our historical customer attrition and retention patterns were analyzed for a five year period prior to the measurement date to determine the estimated fair value of our customer relationship intangible asset and to establish the estimated useful life. We have found that customers who continue to shop our stores and websites after an initial two-year period of high attrition tend to become loyal repeat customers and subsequent attrition rates are low.

We amortize our customer relationship intangible asset using an accelerated method that follows the historical attrition and retention pattern. In addition, we regularly review customer retention and attrition data to determine whether the estimated useful life should be revised.

Long-Term Debt, page F-29

5.              We note that you elected to require the holders of the senior PIK notes to reinvest 50% of the October 2012 interest payment in newly issued Guitar Center senior notes totaling $19.9 million. It appears that Guitar Center Holdings, Inc. has classified this transaction on its statements of cash flows as non-cash interest expense within operating activities whereas Guitar Center, Inc. has classified this amount as proceeds from the issuance of debt within financing activities. Please explain to us the justification for your presentation and, in doing so, explain whether or not Holdings physically paid cash to debt holders and Guitar Center actually received $19.9 million of cash from those same debt holders. Also tell us if Holdings has reflected an offsetting operating activity outflow to reflect payment of the interest.

Response: We determined the presentation of the referenced reinvestment transaction in each company’s respective consolidated statement of cash flows to provide a fair representation of the consolidated cash flows of each entity, notwithstanding the fact that both Registrants’ financial statements are included in a combined filing.

With respect to the physical flow of funds, Guitar Center, Inc. (Guitar Center), on behalf of Guitar Center Holdings, Inc. (Holdings), remitted a cash payment to the holders of Holdings’ senior PIK notes for the full amount of interest due and payable on Holdings’ senior PIK note. On the same day, the bondholders remitted cash, representing 50% of the interest paid, to Guitar Center in exchange for the issuance of Guitar Center senior notes.

We believe that the presentation in the respective cash flow statements of Holdings and Guitar Center are a fair representation of the transaction for each company and its consolidated subsidiaries, giving consideration to the following:

•                  The holders of Holdings’ senior PIK notes were notified of the reinvestment election six months in advance of the interest payment due date, as disclosed in our quarterly report on Form 10-Q for the period ended June 30, 2012 (page 14). Accordingly, it was known in advance that 50% of the interest due on Holdings’ senior PIK notes would need to be re-invested in senior notes issued by Guitar Center.

•                  On a consolidated basis for Holdings, because the interest payment and the reinvestment were simultaneous, the settlement of reinvested interest was an exchange of liabilities with no net cash outflow.

•                  On a consolidated basis for Holdings, the issuance of Guitar Center senior notes did not result in a cash inflow to Holdings.

•                  Guitar Center made an interest payment to the holders of Holdings’ senior PIK notes on behalf of its parent company. For administrative convenience, Guitar Center has historically remitted interest payments on behalf of Holdings to the holders of Holdings’ senior PIK notes. The gross amount of the interest payment was therefore presented as a cash outflow from financing activities, under the heading “Repayments to Guitar Center Holdings, Inc.”

•                  Guitar Center received proceeds from the issuance of senior notes that it would not have received, but for the election by its parent company to compel the parent company’s note holders to reinvest the interest proceeds in Guitar Center senior notes. Therefore the reinvestment proceeds were presented as a cash inflow from financing activities as proceeds from debt issuance.

6. Segment Information, page F-34

6.              We note that each of your reportable segments includes online operations and that you reference www.guitarcenter.com, www.musicarts.com, and direct response “components” on page F-21. We also note from page F-21 of this filing and from your Form 10-Q for the quarterly period ended June 30, 2013 that you transferred certain online operations from your direct response segment to the Guitar Center and Music & Arts segments. Please identify for us the specific online operations for which discrete financial information is available and tell us the extent to which segment management, as defined in ASC 280-10-50-7, and/or your chief operating decision maker review these online operations, particularly those within your Guitar Center and Music & Arts segments. Ensure that you discuss the specific financial information reviewed by these parties and how management uses the data, including how management makes the determination to transfer online operations between segments.

Response: Our primary online businesses consist of: guitarcenter.com, musicarts.com, wwbw.com, musiciansfriend.com and music123.com. Discrete net sales and product margin information is available for each of these businesses and regularly reviewed by segment managers who report to our chief operating decision makers. Except for direct selling expenses, such as advertising and credit card processing fees, substantially all other expenses of our online businesses are shared costs that are allocated to each business, primarily on the basis of net sales or product margin. Segment management may also review monthly statements of operating income and adjusted EBITDA for each of the online businesses.

Our chief operating decision makers receive monthly statements of operating income and adjusted EBITDA, which are aggregated according to our brand segments. Our brand segments are those disclosed in our segment footnote disclosures. The Guitar Center segment consists of Guitar Center retail stores and guitarcenter.com; the Music & Arts segment consists of Music & Arts retail stores, musicarts.com and wwbw.com; the direct response segment primarily includes musiciansfriend.com and music123.com.

In addition to the brand segment operating information, the monthly statements of operating income and adjusted EBITDA provided to our chief operating decision makers include supporting schedules with disaggregated operating income and adjusted EBITDA statements for each of the component businesses.

Our chief operating decision makers evaluate segments’ performance and make decisions about resource allocation based on brand segment results. Our budgets, forecasts and bonus targets are prepared, reviewed and approved at the brand segment level. Financial information provided to vendors, lenders, stockholders and others are prepared at the brand segment level.

In 2011, our chief operating decision makers determined that managing our businesses according to brand segmentation was preferable to a segmentation that emphasized distribution channel (i.e., retail and online). This determination was made to better align the marketing and pricing strategies of our online and brick-and-mortar businesses and enhance the value of each of our brands.

In 2013, our chief operating decision makers identified additional synergies that could be achieved by evaluating the Music & Arts retail and online businesses together with the wwbw.com business. All three of these businesses primarily offer band and orchestra instruments and accessories to student musicians and schools.

We continually assess the information that is reviewed by our chief operating decision makers to ensure that our segment disclosures are aligned with the information that is regularly provided to and reviewed by management.

10. Income taxes, page F-39

7.              We read your disclosure on page F-41 where you state, “In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the available objective evidence, management believes it is more likely than not that Holdings will not fully realize the benefits of its deductible temporary differences. Accordingly, we increased the valuation allowance on Holdings’ federal and state net operating losses and other deferred tax assets by $25.7 million in 2012 and $32.2 million in 2011.” Please discuss in your MD&A why you believe that a substantial amount of your deferred tax assets will not be recoverable based on your expected future taxable income. Clearly explain to readers the implications of this policy with respect to management’s expectations for generating future taxable income. Lastly, explain to us how your assumptions and expectations of future taxable income were considered in your goodwill impairment testing.

Response: We have included the following expanded discussion of the realizability of deferred tax assets in MD&A on pages 29 and 32 of our quarterly report on Form 10-Q for the period ended September 30, 2013 in response to the Staff’s comment:

[W]e apply a valuation allowance to the related deferred tax assets and we do not recognize income tax benefits related to our net operating losses. Interest expense on our long-term debt is a significant factor in our projections of future taxable income or loss used to assess the likelihood of realizing tax benefits from our deferred tax assets. Given the company’s current capital structure and net operating loss carryforwards accumulated over the past several years, we do not expect to generate taxable income in the foreseeable future.

We will also include, in future filings, expanded discussion of the recoverability of deferred tax assets and management’s expectations for generating future taxable income in response to the Staff’s comment.

Our assumptions and projections for revenue and operating income are consistent for both the goodwill impairment tests and for developing expectations of future taxable income for purposes of assessing the realizability of deferred tax assets.

Our goodwill impairment analysis uses market-based and income-based approaches to estimate the fair value of the reporting unit.

Consistent with the guidance in ASC 350-20-35-25, we determine whether a reporting unit could be sold in a taxable or non-taxable transaction before estimating the fair value of the reporting unit. This determination affects the valuation of the Companies’ tax attributes in step 2 of the impairment analysis, and also the determination of future cash flows to be used in the income approach.

In the market-based approach, we use multiples of revenue and EBITDA from other entities that have observable fair values and multiples and that have similar operations and economic characteristics to the reporting unit. These measures are not affected by income taxes. We believe this approach is consistent with the objective of measuring fair value and the guidance in ASC 350-20-35-24.

The Registrants acknowledge that:

•                  the Companies are responsible for the adequacy and accuracy of disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call met at (818) 735-8800 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Michael Pendleton

Senior Vice President and General Counsel

cc:	Tim Martin, Guitar Center, Inc.
Stuart C. McMullen, KPMG LLP
Dennis M. Myers, P.C., Kirkland & Ellis LLP